Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

October 10, 2017

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) to be held on Thursday, November 16, 2017 at 2:00 PM, Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the proxy statement relating to the Meeting (the “Proxy Statement”). The Company’s financial statements for the fiscal year ended December 31, 2016, will be reviewed at the Meeting. The Company’s board of directors unanimously recommends a vote “FOR” each proposal set forth in the Proxy Statement.

Whether or not you plan to attend the Meeting in person, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on the nominee’s voting instruction form, which may include instructions about voting by telephone or over the Internet. If you hold your shares through members of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six (6) hours before the time fixed for the Meeting. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Daniel Erdreich, Chief Financial Officer or to Dotan Bar-Natan, Head of Legal Department of the Company or to vote in person at the Meeting.

The Company has fixed the close of business day on Monday, October 16, 2017, as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

Additional information about the Company is contained in the Company’s most recent annual report on Form 20-F, which is available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

Notice of THE ANNUAL General Meeting of Shareholders

TO BE HELD ON NOVEMBER 16, 2017

The Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on Thursday, November 16, 2017 at 2:00 PM (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes:

1.	To reelect each of Messrs. Daniel Birnbaum, Jonathan Kolodny and Torsten Koster as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2020, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time;

2.	To approve an equity-based compensation framework for non-employee directors;

3.	To approve grants of equity awards to each of Messrs. Avishai Abrahami, Prof. Yehezkel (Chezy) Ofir, David Morris, Torsten Koster and Ms. Lauri A. Hanover; and

4.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2016.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the rule of The Nasdaq Stock Exchange.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of the Proposals 1, 2, 3 and 4 is required to constitute approval of each such proposal.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. Shareholders of record at the close of business on October 16, 2017 (the “Record Date”), are entitled to notice of and to vote at the Meeting. The Proxy Statement and the proxy card will be mailed on or about October 23, 2017, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at http://sodastream.investorroom.com and on the SEC’s website at www.sec.gov.

If you are unable to attend the Meeting in person, you are asked to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company no later than the time fixed for the Meeting or vote by telephone or over the Internet if you hold your shares in “street name” and the voting instruction form provided by your bank, broker or nominee specifies such voting methods. Your returned proxy may be revoked at any time before it is voted, provided that you either: (i) return a later-dated proxy card, or (ii) vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote the shares at the Meeting on behalf of the record holder.

If you hold your shares through members of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting. Shareholders who vote their shares via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six (6) hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above.

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than November 6, 2017, at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than October 17, 2017, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to us at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC, however, the Record Date for the Meeting will not change.

By order of the Board of Directors,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

Airport City, Israel
October 10, 2017

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

PROXY STATEMENT

______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 16, 2017

We invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”). The Meeting will be held on Thursday, November 16, 2017 at 2:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this proxy statement (the “Proxy Statement”):

1.	To reelect each of Messrs. Daniel Birnbaum, Jonathan Kolodny and Torsten Koster as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2020, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time;

2.	To approve an equity-based compensation framework for non-employee directors;

3.	To approve grants of equity awards to each of Messrs. Avishai Abrahami, Prof. Yehezkel (Chezy) Ofir, David Morris, Torsten Koster and Ms. Lauri A. Hanover; and

4.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2017, and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm.

Our board of directors unanimously recommends that you vote “FOR” each of the proposals listed above and described in this Proxy Statement.

In addition, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016, will be presented for discussion at the Meeting pursuant to the provisions of the Companies Law. These financial statements are available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Ltd.’s (the “TASE”) website at http://maya.tase.co.il. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Currently, we are not aware of any other matters that will come before the Meeting.

Unless you expect to vote your shares by attending the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement (or vote by telephone or over the Internet, if your shares are held in “street name” through a bank, broker or other nominee and the voting instruction form provided by your bank, broker or nominee specifies such voting methods), in order to be represented at the Meeting or at any adjournment or postponement thereof. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business day on October 16, 2017 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about October 23, 2017.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Daniel Erdreich, Chief Financial Officer or to Dotan Bar-Natan, Head of Legal Department of the Company or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. However, because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, including proof of ownership as of the Record Date. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 4 relating to the reappointment of the Company’s independent registered accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote in order for such shareholder’s shares to be voted and counted.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are a shareholder of record, you can vote your shares by attending the Meeting or by completing and signing this proxy card. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by the time fixed for the Meeting.  If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions that are recommended by our board of directors, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

If you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with the nominee’s voting instruction form which includes instructions on how to vote your shares at the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, as described above. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six (6) hours before the time fixed for the Meeting.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting (provided that if you are a beneficial owner, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, including a proof of ownership form as of the Record Date). To revoke the proxy by attending the Meeting you must provide a copy of the certificate(s) evidencing you are the record holder of those shares and proceed to request their respective previously returned proxy card be revoked. Shareholders who hold their shares through members of the TASE and vote via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy or prior vote via the Israel Securities Authority’s electronic voting system.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of October 3, 2017, there were 21,895,935 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting, which shall be presented and voted on at the Meeting in the order set forth in the notice of the Meeting and this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. They will not, however, be treated as either a vote “FOR” or “AGAINST” a proposal.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of Proposals 1, 2, 3, and 4 is required to constitute approval of each such proposal.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

We will publish the final results of the Meeting on a Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at http://sodastream.investorroom.com. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of October 3, 2017 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 21,895,935 ordinary shares outstanding as of October 3, 2017.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, 7019900, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number(1)	Percentage(2)

Persons or entities holding 5% or more our outstanding ordinary shares

FMR LLC(3)	2,177,539	9.94%
Real Property International Limited(4)	1,270,008	5.8%
Menora Mivtachim Holdings Ltd.(5)	1,092,944	4.99%

Executive officers and directors

Stanley Stern	*	*
Lauri A. Hanover	*	*
David Morris(6)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	-	-
Richard Hunter	*	*
Avishai Abrahami	-	-
Torsten Koster	*	*
Daniel Birnbaum(7)	713,420	3.17%
Daniel Erdreich	*	*
Eyal Shohat	*	*
Matti Yahav	*	*
Galit Zucker	*	*
Idan Zu-Aretz	-	-

All executive officers and directors as a group (14 persons)(8)	841,042	3.72%

_________

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after October 3, 2017.

(2) If a shareholder has the right to acquire shares by exercising options that are exercisable within 60 days after October 3, 2017, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3) Based on a Schedule 13G filed with the SEC on June 9, 2017, FMR LLC has sole voting power over 186,133 ordinary shares and sole dispositive power over 2,177,539 shares. Includes 2,177,539 shares beneficially owned by FMR LLC, a Delaware corporation and by Abigail P. Johnson, a director, the chairman and the chief executive officer of FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The principal address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(4) Based on a Schedule 13G/A filed with the SEC on February 14, 2017. Includes 546,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). Each Reporting Person has sole voting and dispositive power over the respective shares held by such Reporting Person. The shares of each Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the late father of David Morris, one of our directors. The principal address of Real Property International Limited is 237 Main Street, Gibraltar, GX11 1AA and the principal address of Real Property Investment (Guernsey) Limited is PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB.

(5) Based on a Schedule 13G filed with the SEC on May 22, 2017, Menora Mivtachim Holdings Ltd. has shared voting and dispositive power over these ordinary shares. Includes 856,785 ordinary shares beneficially owned by Menora Mivtachim Pensions and Gemel Ltd., 213,689 ordinary shares beneficially owned by Menora Mivtachim Insurance Ltd.; 22,070 ordinary shares beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and 400 ordinary shares beneficially owned by Shomera Insurance Company Ltd. The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings, such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The principal address of Menora Mivtachim entities is Menora Mivtachim Holdings Ltd. – Menora House, 115 Allenby St., Tel Aviv 61008, Israel.

(6) The address for Mr. Morris is c/o KDM Partners LLP, 58 Queen Anne St., London W1G 8HW.

(7) Consists of 113,420 shares purchased in open market transactions and options to purchase 600,000 shares which are currently exercisable or exercisable within 60 days of October 3, 2017, including options to purchase 150,000 shares, the exercise of which is subject to a condition which is currently excepted to be satisfied in accordance with its terms.

(8) Consists of 116,924 shares, options to purchase 723,430 shares and 688 restricted share units, which are currently exercisable or have vested or exercisable or will become vested within 60 days of October 3, 2017.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, as required by regulations promulgated under the Companies Law, please see “Item 6.B.” in our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 9, 2017.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of nine directors: Mr. Stanley Stern, Mr. Daniel Birnbaum, Ms. Lauri A. Hanover, Mr. David Morris, Mr. Jonathan Kolodny, Mr. Richard Hunter, Mr. Avishai Abrahami, Prof. Yehezkel (Chezy) Ofir and Mr. Torsten Koster. Our articles of association provide that our board of directors may include between five and nine directors. Removal of any director prior to the expiration of his or her term requires the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

The following table sets forth information about our directors as of October 3, 2017:

Name	Age	Position
Stanley Stern (1) (2) (3)	60	Chairman
Daniel Birnbaum	55	Director, Chief Executive Officer
Lauri A. Hanover (1) (2) (4)	58	Director
David Morris (1) (2) (3)	48	Director
Jonathan Kolodny (1)	48	Director
Richard Hunter (1) (4)	48	Director
Avishai Abrahami (1)	46	Director
Yehezkel (Chezy) Ofir (1) (3) (4)	66	Director
Torsten Koster (1) (4)	48	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Governance Committee.
(4)	Member of our Audit Committee.

Under our articles of association, our directors are divided into three classes (sometimes referred to as a “classified board” or a “staggered board” mechanism). Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or reelection, such that, each year the term of office of only one class of directors will expire. Each such director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless his or her tenure expires or terminates earlier pursuant to the Companies Law or our articles of association. The term of our Class I directors, consisting of Messrs. Daniel Birnbaum, Mr. Jonathan Kolodny and Mr. Torsten Koster, expires at the Meeting. Class II directors, consisting of Ms. Lauri Hanover, Mr. Stanley Stern and Mr. Avishai Abrahami, will hold office until our annual meeting of shareholders to be held in 2018. Class III directors, consisting of Mr. David Morris, Mr. Richard Hunter and Prof. Yehezkel (Chezy) Ofir, will hold office until our annual meeting of shareholders to be held in 2019.

BOARD COMMITTEES

Our audit committee consists of Ms. Hanover and Messrs. Hunter, Ofir and Koster, our compensation committee consists of Ms. Hanover and Messrs. Stern and Morris and our nominating and governance committee consists of Prof. Ofir and Messrs. Stern and Morris. Ms. Hanover serves as the chairperson of the audit committee and the compensation committee, and Prof. Ofir serves as the chairperson of the nominating and governance committee.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2016, our board of directors held 12 meetings, our audit committee held five meetings, our compensation committee held three meetings and our nominating and governance committee held two meetings. Each of our directors attended all of the board of directors or committee meetings held during the time he or she was serving as a director or a member of the board committee, as applicable, and at which such director was allowed to participate under the Companies Law, except that one of our directors missed one meeting during the fiscal year 2016 and two other directors missed two meetings each during that period.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, including those standing for reelection at the Meeting, other than Mr. Daniel Birnbaum, who serves as our chief executive officer, satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

As we reported on a Form 6-K furnished to the SEC on August 4, 2016, in accordance with regulations promulgated under the Companies Law, we elected to “opt out” of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from the Companies Law requirements will continue to be available to us so long as our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, we do not have a “controlling shareholder” (as such term is defined under the Companies Law) and we comply with the director independence requirements, and audit committee and compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for reelection at the Meeting is set forth below and biographical information concerning Messrs. Daniel Birnbaum, Jonathan Kolodny and Torsten Koster, the nominees for reelection as Class I directors, is set forth below under Proposal 1.

Continuing Directors

 Stanley Stern has served as a member of our board of directors since February 2015 and as Chairman of our board of directors since December 2015. Since February 2013, Mr. Stern has served as the President of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as Chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX), Ormat Technologies, Inc. (NYSE:ORA), Ekso Bionics (OTCQB:EKSO) and Tigo Energy, Inc. Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as Managing Director and Head of Investment Banking, Head of Technology, Israeli Banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as Chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and Chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. from Harvard Business School and a B.A. from Queens College.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Since August 2013, Ms. Hanover has served as Vice President and Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, the late Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Richard Hunter has served as a member of our board of directors since December 2015. Mr. Hunter has served as Chairman of Holmes Place International, a European health club operator, since 2012, a director of Gad Dairy, an Israeli dairy, since 2016 and SuperCofix, an Israeli discount supermarket chain, since 2016. In 2013, Mr. Hunter co-founded Green Lantern, a private equity firm focusing on investments in consumer packaged goods businesses. In addition, from 2012 to 2015, Mr. Hunter has served as Chief Executive Officer of McCann Tel Aviv, an advertising, media, and digital agency. From 2010 to 2012, Mr. Hunter served as Chief Operating Officer of Shufersal, one of Israel’s largest supermarket chains. Prior to that, from 2007 to 2010, he served as Chief Executive Officer of 013 Netvision, an Israeli telecommunications company. From 1999 to 2007, Mr. Hunter held various positions at McKinsey & Company, including Partner, where he focused on retail and consumer packaged goods (CPG). Mr. Hunter received an LL.B. from the College of Management in Tel Aviv, and an M.B.A. from INSEAD in Fontainebleau, France.

Avishai Abrahami has served as a member of our board of directors since May 2016. Mr. Abrahami is the co-founder of Wix.com Ltd. (Nasdaq:WIX), where he has served as the Chief Executive Officer since September 2010 and as a director since 2006. He also served as Chairman of the board of directors of Wix from November 2013 until February 2016 and as Co-Chief Executive Officer from 2006 until 2010. From 2004 to 2006, Mr. Abrahami was the Vice President of strategic alliances at Arel Communications and Software Ltd. In 1998, Mr. Abrahami co-founded Sphera Corporation, a company which develops software for managing data centers, and served as its Chief Technology Officer from 1998 until 2000 and as its Vice President of product marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a software company, and served as its Chief Technology Officer until the company’s sale in 1997.

Professor Yehezkel (Chezy) Ofir has served as a member of our board of directors since May 2016. Professor Ofir has over 30 years of business consulting experience and, over the past 25 years, served as a director at various companies, including as an external director of Adama Agricultural Solutions Ltd. from 2012 until 2015, as a director at Shufersal Ltd. (TASE: SAE) from 2004 to 2010, and as a director at Alon Blue Square Israel Ltd. (formerly, Blue Square Israel) from 1995 until 2001. He has served as a director at Micronet Enertec Technologies, Inc. (Nasdaq:MICT), and from 2014 until 2017, as the acting Chairman of the Board of Directors of the Israeli Postal Bank Company Ltd. Professor Ofir is a faculty member at The Hebrew University of Jerusalem. Professor Ofir holds a B.Sc. and an M.Sc. in Industrial Engineering from Ben Gurion University and a Ph.D. and an M.Phil. in Business Administration from Columbia University.

PROPOSAL 1

REELECTION OF EACH OF MESSRS. DANIEL BIRNBAUM, JONATHAN KOLODNY AND TORSTEN KOSTER AS A DIRECTOR OF THE COMPANY

(SEPARATELY WITH RESPECT TO EACH NOMINEE)

Background

Our board of directors, following the recommendation of our nominating and governance committee, has nominated for reelection, and our shareholders are being asked to reelect, each of Messrs. Daniel Birnbaum, Jonathan Kolodny and Torsten Koster, each to serve as a Class I director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2020.

Each of Messrs. Daniel Birnbaum, Jonathan Kolodny and Torsten Koster has consented to being named in this Proxy Statement and informed us that he is willing to serve as a director if reelected.

In accordance with the Companies Law, each of Messrs. Daniel Birnbaum, Jonathan Kolodny and Torsten Koster has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning the Nominees Standing for Reelection

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up company, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds a B.A. from The Hebrew University of Jerusalem and an M.B.A. from Harvard Business School.

Jonathan Kolodny has served as a member of our board of directors since December 2015. Mr. Kolodny has served as Chief Executive Officer of Keter Plastic Ltd. since October 2016. Prior to that, from 2013 to 2016, he served as Chief Executive Officer of Jardin International Holding of the Keter Group. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a Director and Senior Partner from 2007 until 2013. Mr. Kolodny received a B.A. in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Torsten Koster has served as a member of our board of directors since December 2016. Mr. Torsten has served as a member of the board of directors of Banque Heritage in Geneva, Switzerland since April 2016. From March to October 2015, Mr. Koster served as group Chief Financial Officer of Nestlé Skin Health S.A. From March 2011 to March 2015, he served as group Chief Financial Officer of Nestlé Nespresso S.A. From March 2007 to March 2011, Mr. Koster served as Chief Financial Officer of Nestlé Russia and Eurasia. From June 2006 to March 2007, he served as Finance Project Manager of Nestlé S.A. (VX:NESN) and, prior to that, he served as its Deputy Head Of Internal Audit from August 2003 to June 2006. Mr. Koster served as Chief Financial Officer of ELCA Informatique S.A. from 2000 to 2003 and as Chief Financial Officer of Lukoil S.A. from 1998 to 2000. Between 1991 and 1999, Mr. Koster served in various finance positions at Nestlé S.A. Mr. Koster holds a Master degree from HEC – Université de Lausanne.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted, separately with respect to each nominee:

“RESOLVED, that Mr. Daniel Birnbaum be, and hereby is, reelected to serve as a Class I member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2020, effective immediately.”

“RESOLVED, that Mr. Jonathan Kolodny be, and hereby is, reelected to serve as a Class I member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2020, effective immediately.”

“RESOLVED, that Mr. Torsten Koster be, and hereby is, reelected to serve as a Class I member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2020, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolutions.

PROPOSAL 2

ADOPTION OF AN EQUITY-BASED COMPENSATION FRAMEWORK

TO NON-EMPLOYEE DIRECTORS

Background

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended (including via remote communication) and a fee of $250 per written consent of the board or a committee thereof. The chairman of our board of directors receives an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Of our current non-employee directors, each of Ms. Hanover and Mr. Morris was granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO at an exercise price of $20.00 per share and in December 2013, was granted options to purchase 20,000 of our ordinary shares, at an exercise price of $52.24 per share. All of such options have vested. In December 2015, Messrs. Stern, Kolodny and Hunter were each granted options to purchase 30,000 of our ordinary shares at an exercise price of $15.49, $15.00 and $15.00 per share, respectively. One third of the options granted in December 2015 have vested and the remainder will vest in equal installments in November 2017 and November 2018. As of October 3, 2017, there were a total of 168,550 issued and outstanding options to purchase our ordinary shares which were granted to our non-employee directors.

We currently do not pay Mr. Daniel Birnbaum, who serves as our executive director and as our chief executive officer, any additional compensation for his services as a director. Mr. Birnbaum’s compensation is disclosed in “Item 6.B.” in our annual report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 9, 2017.

The compensation committee and our board of directors have proposed to change the structure of the fees paid to our directors to include in lieu of triennial equity-based grants, a fixed annual equity-based remuneration component equal to approximately one-third of a triennial equity-based grant.  In general, the proposed compensation framework will establish a fixed equity grant mechanism for each of our non-employee director upon first becoming a member of our board of directors (whether appointed by our board of directors or elected by the shareholders) and on each anniversary thereafter and will serve to better align the interests of our non-employee directors with those of our shareholders by promoting a meaningful level of share ownership in the Company. The equity grants shall be comprised of options to purchase ordinary shares and RSUs, as set forth below. If approved by our shareholders at the Meeting, the revised compensation framework will contribute to the uniformity of our directors’ remuneration.

Our compensation committee and the board of directors believe that non-employee director compensation should be fair and reasonable to enable us to attract qualified members to serve on our board of directors. In approving these changes and making its recommendations, the compensation committee and the board of directors each considered various relevant factors, including comparable industry data and data regarding compensation practices of our peer companies, and concluded that the proposed changes are in the best interests of the Company and its shareholders. Based on this information, in evaluating the amount and overall mix our non-employee director compensation packages, the board and the compensation committee concluded that a portion of the directors’ compensation should be in the form of annual long-term equity incentive awards. The proposed equity-based compensation framework is in line with our Compensation Policy for Office Holders (the “Compensation Policy”), which was adopted by our shareholders on March 13, 2017, and is designed to enable us to appropriately incentivize and attract qualified members to our board of directors, while ensuring that our director’s compensation is consistent with market practices, and share price appreciation.

We are seeking your approval of these changes because the Companies Law provides that the compensation of our directors requires shareholder approval.

As proposed, in addition to their annual fee and per-meeting fee, it is hereby proposed that each of our non-employee directors shall be entitled to the following annual equity-based compensation subject to the terms set forth hereunder (the “Equity-Based Compensation Framework”):

(a)	Upon first becoming a member of our board of directors (whether appointed by our board of directors or elected by the shareholders) and on each anniversary thereafter, provided the director is still in office, a grant of options to purchase up to 2,500 ordinary shares of the Company and 2,500 restricted share unites (“RSUs”). The options and RSUs shall fully vest on the first anniversary of the date of grant, as long as the director continues to serve as a member of our board of directors on the vesting date (the “Grants”). Each option or RSU shall have a term of five years and be granted under our 2010 Employee Share Option Plan, as may be amended from time to time (the “Plan”) or any other incentive plan of the Company then in effect. As of October 10, 2017, the aggregate value of a grant of options to purchase up to 2,500 ordinary shares of the Company and 2,500 RSUs is approximately $213,000 based on Black-Scholes formula;

(b)	All Grants are further subject to the limitations of our Compensation Policy as in effect on the date of grant and to the terms of the Plan or any other incentive plan of the Company then in effect. In accordance with the current Compensation Policy, the value of equity awards for each director per one vesting annum, shall not exceed US$300,000 at the date of grant as calculated using accepted valuation methods used by the Company (such as Black-Scholes formula) (as may be amended from time to time, the “Cap”). To the extent that the value of an annual Grant exceeds the Cap, then the annual Grant shall be automatically reduced so that its value is equal to the Cap, while maintaining the same ratio between options and RSUs. Further, our board of directors shall have the authority to decrease (but not to increase) the number of options or RSUs of each annual Grant in the event the Board determines that such reduction is in the best interest of the Company;

(c)	The exercise price of each option shall be equal to the 30-trading day average closing price of the Company’s ordinary shares on NASDAQ immediately prior to the date of grant (but not less, if applicable, than the exercise price determined in a manner that satisfies the applicable requirements of Section 409A of the United States Internal Revenue Code of 1986 (“Code”), and with respect to incentive stock options, in a manner that satisfies the applicable requirements of Section 422 of the Code); and

(d)	To the extent applicable, the Grants to be awarded to eligible Israeli participants shall be granted under the Capital Gains Track under Section 102 of the Israeli Income Tax Ordinance.

Following the shareholder approval of the Equity-Based Compensation Framework, no further corporate approval (such as the approval of the compensation committee, the board of directors or the shareholders) shall be required with respect to grants made in accordance with the Equity-Based Compensation Framework.

We currently have 303,921 shares available for future grants under the Plan, after giving effect to the grants effective as of the date of the Meeting under the Equity-Based Compensation Framework pursuant to this Proposal 2 and the grant described in Proposal 3 (assuming no adjustments to meet the Cap), in each case subject to the approval of each such proposal by our shareholders at the Meeting. Following such grants, we will have outstanding, under the Plan, options to purchase 1,022,733 of our ordinary shares and 189,785 RSUs, representing, together with the shares available for future grants under the Plan, 6.48% of our total issued and outstanding share capital on a fully diluted basis.

If the Equity-Based Compensation Framework is approved by our shareholders at the Meeting, each of Ms. Hanover and Messrs. Abrahami, Ofir, Koster and Morris shall be entitled, as long as each continues to serve as a member of our board of directors, to the Grants starting on the date of the Meeting (with such date being the date of the first annual equity-based grant of each of the foregoing), and each of Messrs. Stern, Kolodny and Hunter shall be entitled, as long as each continues to serve as a member of our board of directors, to the Grants starting December 1, 2018.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Equity-Based Compensation Framework, as described in the proxy statement dated October 10, 2017, be, and hereby is, authorized and approved.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

PROPOSAL 3

GRANTS OF EQUITY AWARDS TO DIRECTORS

Background

Although our Compensation Policy allows us to grant equity awards to our non-employee directors, only some of our non-employee directors have received such grants in connection with their appointments or re-elections while others did not. Our compensation committee and board of directors believe that it is in our best interest to level the overall remuneration of our non-employee directors by granting certain of our non-employee directors currently in office equity awards both in light of their significant contribution to our overall growth in recent years and in order to further tighten the alignment of the interests of our non-employee directors currently in office with those of our shareholders through ensuring that each non-employee director has a meaningful level of share ownership in the Company in the form of long-term equity awards.

Furthermore, as described under Proposal 2, our proposed Equity-Based Compensation Framework is comprised of both options to purchase ordinary shares and RSUs. None of our non-employee directors currently in office has received RSUs and they will be entitled to receive RSUs only under the Equity-Based Compensation Framework in accordance with its terms. Our compensation committee and board of directors have recommended, in order to level the remuneration of all of our non-employee directors, to grant certain of our non-employee directors who have not received any equity grants since their appointment, re-election or renewal of term, additional one-time grant of RSUs in an amount proportionate to each director’s current term, as described below.

In evaluating our director compensation arrangements and approving these awards, our compensation committee and the board of directors considered, among other factors, the desire to further align the compensation terms and equity incentives of our directors with those of our Company and our shareholders, relevant information on the proposed terms of the RSU Grants (as defined below), the directors' current terms of service, and the economic value of the grants based on the proposed terms, as well as data provided by the independent advisor retained by our compensation committee regarding non-employee director compensation.

In approving the amounts and the terms of the proposed RSU Grants, following consultation with the independent advisor retained by our compensation committee, our compensation committee and board of directors considered, among other things, relevant benchmarks, including data regarding equity compensation awarded to non-employee directors and reviewed additional data regarding compensation practices of our peer companies.

In addition, in making their decisions, our compensation committee and board of directors considered the compensation philosophy and applicable guidelines set forth in our Compensation Policy. Our compensation committee and board of directors have concluded that the proposed grants would appropriately align the long-term interests of our directors with those of our shareholders.

It is hereby recommend that each of Messrs. Abrahami, Ofir, Morris and Koster and Ms. Hanover, shall receive the following RSU Grants subject to the terms set forth hereunder:

Grant of Restricted Share Units

1)	a one-time grant of 2,500 RSUs to each of Messrs. Abrahami and Ofir, who were appointed to our board of directors in May 2016 and have not received any equity grants since their appointment; as of October 10, 2017, the value of a grant of 2,500 RSUs is approximately $149,000, based on Black-Scholes formula, which, together with the grant to each of Messrs. Abrahami and Ofir under Proposal 2, exceeds the Cap[1]; and

1 Assuming the Meeting had been held on October 10, 2017, the grant would have been adjusted down by approximately 20% to meet the Cap. The actual adjustment of the grant, if any, will be determined at the date of the Meeting based on the value of the grant as of that date and be reported by the Company following the Meeting.

2)	a one-time grant of 1,250 RSUs to each of Ms. Hanover and Messrs. Morris and Koster, who have not received any equity grants since their election, their re-election to our board of directors or renewal of their term, as applicable; as of October 10, 2017, the value of a grant of 1,250 RSUs is approximately $75,000, based on Black-Scholes formula (collectively, the “RSU Grants”).

The RSUs shall vest annually, in two equal installments, over a two-year period, on the first and second anniversaries of the grant, provided the director continues to serve as a member of our board of directors on the applicable vesting date. Each RSU shall have a term of five years. The RSU Grants are further subject to the limitations of the Compensation Policy as in effect on the date of RSU Grants and to the terms of the Plan, as may be amended from time to time. To the extent applicable, the RSU Grants to be awarded to eligible Israeli participants shall be granted under the Capital Gains Track under Section 102 of the Israeli Income Tax Ordinance.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted, separately with respect to each director:

“RESOLVED, to grant Mr. Abrahami a one-time grant of 2,500 RSUs, subject to the terms set forth above.”

“RESOLVED, to grant Mr. Ofir a one-time grant of 2,500 RSUs, subject to the terms set forth above.”

“RESOLVED, to grant Mr. Morris a one-time grant of 1,250 RSUs, subject to the terms set forth above.”

“RESOLVED, to grant Mr. Koster a one-time grant of 1,250 RSUs, subject to the terms set forth above.”

“RESOLVED, to grant Ms. Hanover a one-time grant of 1,250 RSUs, subject to the terms set forth above.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolutions.

PROPOSAL 4

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER FIRM OF KPMG INTERNATIONAL, AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING

Background

The audit committee of the board of directors recommends that the shareholders approve the appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2017, and to serve as its independent auditor until the next annual general meeting. Under our articles of association, our board of directors is authorized to determine the independent auditor's annual compensation.

The following table provides information regarding fees billed by Somekh Chaikin to us for professional services for the years ended December 31, 2015 and 2016.

	2015	2016

Audit Fees	$705,400	$707,431
Tax Fees	40,577	43,000
Other Fees	1,800	1,400
Total	$747,777	$751,831

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed for services rendered by our auditors related to tax compliance in connection with the preparation of tax returns.

“Other Fees” are the aggregate fees billed for consultation in connection with compliance with regulatory disclosure requirements.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as SodaStream International Ltd.’s independent auditor for the year ending December 31, 2017, and until the next annual general meeting of shareholders.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

On March 9, 2017, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2016. On August 2, 2017, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the three months ended June 30, 2017. Shareholders may obtain a copy of these documents without charge at http://sodastream.investorroom.com or the SEC’s website at www.sec.gov. These documents are also available without charge on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov and, as of December 2016, are also available on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

Airport City, Israel

October 10, 2017